                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                      (NAME OF SUBJECT COMPANY (ISSUER))

                          AUTOLOGIC ACQUISITION CORP.
                         A WHOLLY-OWNED SUBSIDIARY OF
                               AGFA CORPORATION
                         A WHOLLY-OWNED SUBSIDIARY OF
                              AGFA-GEVAERT, N.V.
                                  (OFFERORS)
      (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR
                                OTHER PERSON))

                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  052803 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                            ROBERT K. SARAFIAN, ESQ.
                                AGFA CORPORATION
                             200 BALLARDVALE STREET
                              WILMINGTON, MA 01887
                                 (978) 658-5600

                                    Copy to:

                            MITCHELL S. BLOOM, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000
           (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
    $42,500,000                                               $8,500

--------------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Autologic Acquisition Corp. of 5,957,270 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Autologic Information International, Inc, which includes 5,787,970 shares of Common Stock outstanding and 169,300 in-the-money options to purchase Common Stock at September 25, 2001, at a purchase price in cash of $7.127 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $8,500

Form or Registration No.: Schedule TO-T, File N. 5-45685

Filing Party: Autologic Acquisition Corp., Agfa Corporation and Agfa-Gevaert,
N.V.

Date Filed: October 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [_]

                        AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on October 3, 2001 relating to the offer by Autologic Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agfa Corporation, a Delaware corporation ("Parent"), which is in turn a wholly-owned subsidiary of Agfa-Gevaert, N.V., a company organized under the laws of Belgium ("Agfa-Gevaert"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Autologic Information International, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.127 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, each of which are hereby incorporated by reference. This Amendment No. 1 to Schedule TO is being filed on behalf of Merger Sub, Parent and Agfa Gevaert.

INTRODUCTION

     The introduction to the Schedule TO is hereby amended by inserting the following paragraph after the existing introductory paragraph to the Schedule
TO:

          THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "1995 ACT") CONTAINS CERTAIN SAFE HARBORS REGARDING FORWARD-LOOKING STATEMENTS; HOWEVER, THESE SAFE HARBORS DO NOT APPLY TO STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER. THEREFORE, THE SAFE HARBORS CONTAINED IN THE 1995 ACT HAVE NOT PROTECTED AND WILL NOT PROTECT ANY FORWARD-LOOKING STATEMENTS MADE BY MERGER SUB, PARENT OR AGFA-GEVAERT IN CONNECTION WITH THE OFFER.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The introductory language to the first paragraph of Section 15 of the Offer to Purchase entitled "Certain Conditions to Merger Sub's Obligations" is hereby amended by deleting it in its entirety and replacing it with the following paragraph:

          Merger Sub shall not be obligated to accept for payment or, subject to Rule 14 e-l(c) under the Exchange Act, to pay for any Shares tendered, and may postpone the acceptance for payment of Shares if by the expiration of the Offer (as it may be extended as provided in the Merger Agreement), (a) the Minimum Tender Condition is not satisfied, (b) any regulatory approvals required by any governmental authority have not been not been obtained, or
     (c) any of the following conditions shall have occurred and be continuing, unless the failure of such conditions are the result of a material breach by Parent or Merger Sub of any of their obligations under the Merger
     Agreement:

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   AUTOLOGIC ACQUISITION CORP.


Dated: October 19, 2001                By: /s/ Frederick J. Salek
                                           --------------------------
                                           NAME:  FREDRICK J. SALEK
                                           TITLE: SECRETARY



                                   AGFA CORPORATION


Dated: October 19, 2001                By: /s/ Eddy Rottie
                                           --------------------------
                                           NAME:  EDDY ROTTIE
                                           TITLE: EXECUTIVE VICE PRESIDENT AND
                                                  CFO



                                   AGFA-GEVAERT N.V.


Dated: October 19, 2001                By: /s/ Andre Bergen
                                           --------------------------
                                           NAME:  ANDRE BERGEN
                                           TITLE: CHIEF FINANCIAL AND
                                                  ADMINISTRATIVE OFFICER AND
                                                  VICE-CHAIRMAN OF THE BOARD OF
                                                  MANAGEMENT